UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TheStreet, Inc.
(Name of Issuer)


Common Stock par value $0.01 per share
 (Title of Class Securities)

88368Q103 (CUSIP Number)


J. Carlo Cannell
Cannell Capital LLC
P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001
(307) 733-2284
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

18-May-15
(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box //.

ss.ss.240.13d-1(e) //
ss.ss.240.13d-1(f)
ss.ss.240.13d-1(g)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


CUSIP No. 88368Q103

1	Name of Reporting Persons.
   	I.R.S. Identification Nos. of above persons (entities only).

	J. Carlo Cannell


2	Check the Appropriate Box if a Member of a Group (See Instructions)

  	(a)
	(b)

3	SEC Use Only

4	Source of Funds (See Instructions) WC/OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)

6	Citizenship or Place of Organization     USA

7	Sole Voting Power        3,081,118

8	Shared Voting Power      0

9	Sole Dispositive Power   3,081,118

10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person    3,081,118

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

13	Percent of Class Represented by Amount in Row (11)       8.84%

14	Type of Reporting Person (See Instructions)

IN




As of May 18, 2015 (the "Reporting Date"), the Tristan Partners, L.P. ("Tristan"), the Tristan Offshore Fund Ltd.("Tristan Offshore"), and sundry separately managed accounts, over which J. Carlo Cannell has investment discretion (("Cannell SMAs") and collectively with Tristan and Tristan Offshore, the Investment Vehicles), held in the aggregate 3,081,118 shares.

Cannell Capital LLC acts as the investment adviser to Tristan, Tristan Offshore and the Cannell SMAs. Mr. J.Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Item 1.  Security and Issuer


The Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 3, 2014 (the "Initial 13D") with respect to the Common Stock par value $0.01 per share (the "Shares"), of TheStreet, Inc. (the "Company"), and amended on April 13, 2015 ("Amendment No. 1"), is hereby amended by this Amendment No. 2 to furnish additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D. The address of the principal executive offices of the Company is 14 Wall Street, 15th Floor, New York, NY, 10005.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by deleting Item 4 of Amendment No. 1 in its entirety and replacing it with the following:

A shareholder of the Company since 2011, Mr. Cannell filed the Initial 13D in which Mr. Cannell articulated a significant structural conflict which Mr. Cannell believed precludes all shareholders of the Company from enjoying the value to which they are entitled and deserve.

One hundred and sixty-six days having passed with scant evidence of collaboration from the Company or argument to the contrary, Mr.
Cannell today amends the Initial 13D to include the letter attached as Exhibit A.

Mr. Cannell reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company's board of directors, senior management decisions and extraordinary business transactions. Mr.Cannell reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

In addition to the actions set forth above, Mr. Cannell may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

Except as set forth above, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of Amendment No. 1 in its entirety and replacing it with the following:


Based on information set forth in the Company's Form 10-Q as filed with the SEC on March 5, 2015, there were 34,848,971 Shares issued and outstanding as of May 5,2015.

As of the Reporting Date, the Investment Vehicles owned
3,081,118 Shares.

(a) As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell may be deemed to beneficially own 3,081,118 Shares, or approximately 8.84% of the Shares deemed issued and outstanding as of the Reporting.

(b) Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds.

(c) The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exchangeable for Shares, by Mr. Cannell or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC)

(Purchases)
None.

(Sales)

None.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

Exhibit A

Open letter to shareholders of The Company


                                                             May 18, 2015

Dear fellow shareholders,

For the 3,081,118 shares of TheStreet, Inc. ("TST") for which it enjoys proxy, Cannell Capital LLC ("Cannell Capital") has voted against the election of the Board's endorsed directors, against: (i) the restatement of the 2007 compensation plan; (ii) against advisory approval of TST's executive compensation; and (iii) against granting TST the ability to consider and act upon any other matters which might come be presented at the June 11, 2015 annual meeting. Cannell Capital encourages all other shareholders to do the same by visiting www.proxyvote.com before June 9, 2015.

On December 3, 2015 Cannell Capital amended its filing position in a Schedule
13D.

On March 4, 2015, Cannell Capital proposed five qualified candidates for the TST Board of Directors telephonically to TST CEO Elizabeth DeMarse.

In April 2015, Cannell Capital engaged in several productive conversations with TST officers, who purport to represent all shareholders. During this dialogue, Cannell Capital and TST continued to exchange the names of candidates for the TST Board. On April 24, 2015, at the bequest of TST, Cannell proposed in writing three more qualified candidates - a total of eight altogether - for the TST Board. In return, TST proposed one "pre-approved" candidate, Mr. Stephen R. Zacharias.

On April 29, 2015, despite promising "bold and decisive action" TST chose to ignore the many qualified candidates of Cannell Capital, instead nominating incumbent directors James J. Cramer and Mark Walsh. On April 30, 2015 Cannell and TST reached an agreement, in principle, on Mr. Zacharias's appointment and sundry other terms.

On May 13, 2015, TST rejected the selfsame settlement - now objecting to the very director which it had already proposed and approved!

In subsequent releases, Cannell Capital will outline more reasons why it thinks that interests of the Board of Directors of your company, TheStreet, Inc., are not fully aligned with your interests and those of most other shareholders.

It is the opinion of Cannell Capital that the value of TST exceeds its current market appraisal. Cannell Capital further believes that this gap would contract favorably after the election of some new and truly independent members of the Board of Directors.

On May 8, 2015, TST reported a net loss of ($1.07) million for the three months ending March 31, 2015. On April 16, 2015, TST CFO John Ferrara forecast that TST would likely spend in excess of $500,000 of shareholder money for sundry professionals to try to block the enhancement and independence of the board which Cannell Capital has called for.

It is the experience and belief of Cannell Capital that good management and directors don't spend lavishly to protect their own positions, jobs and perks. A good board is objective. A good board puts all shareholders before the interest of members of the board or management.

Shareholders are encouraged to read the proxy carefully, review the facts contained in the attachments and ignore the monkeyshines of management which TST will likely spin.

Regards,


/s/
J. Carlo Cannell
Managing Member
Cannell Capital LLC



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 18, 2015

J. Carlo Cannell


By:  /s/ J. Carlo Cannell

Annex A

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT
VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the "Covered Persons") of the Reporting Person and the Investment Vehicles indicated below:

J. Carlo Cannell

Name:                                           J. Carlo Cannell
Title or Relationship with Reporting Person:    Self
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Wyoming, United States
Principal Place of Business:                    (1)

Cannell Capital LLC

Name:                   			J. Carlo Cannell
Title or Relationship with Reporting Person:    Managing Member
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Wyoming, United States
Principal Place of Business:                    (1)


Tristan Partners, L.P.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser and
                                                General Partner
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Delaware, United States
Principal Place of Business:                    (1)

Tristan Offshore Fund, Ltd.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Cayman Islands
Principal Place of Business:                    (2)


(1) The address of the principal place of business of J. Carlo Cannell, and Tristan Partners, L.P., is P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001, United States.

(2) The address of the principal place of business of the Tristan Offshore Fund, Ltd. is One Capital Place, 3rd Floor, GT Grand Cayman, KY1-11003, Cayman Islands.

Annex B

Agreement Regarding the Joint Filing of Schedule 13D

The undersigned hereby agree as follows:

1) Each of them is individually eligible to use the Schedule 13D to which this
Exhibit is attached, and such Schedule 13D is filed on behalf each of them; and

2) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


5/18/2015
____________________________
Date



/s/ J. Carlo Cannell
____________________________
Signature


J. Carlo Cannell
____________________________
Name/Title




CANNELL CAPITAL LLC

/s/ J. Carlo Cannell
____________________________
Signature


J. Carlo Cannell, Managing Member
____________________________
Name/Title